
ORRICK


05009174

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

June 15, 2005

SUPPL

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com


RECEIVED
JUN 2 1 2005
213
PROCESSING
SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of May 20, 2005.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
JUN 2 3 2005
THOMSON
FINANCIAL

DOCSNY1:1082596.13

Press Information

FILE NO.
82-3907

Vienna International Airport:
May brings plus of 9.4% in the number of passengers.

Solid growth was recorded in all traffic segments during the month of May. The number of passengers rose 9.4% to 1,420,167. Flight movements increased 5.3% and maximum take-off weight (MTOW) rose by 6.8%. Cargo reported a plus of 5.3%, with incoming air cargo showing particularly strong growth of 11.0%.

The development of scheduled traffic differed by region. Increases were registered in travel to the Near East and Middle East (+49.2%), Eastern Europe (+8.1%) and the Far East (+3.3%), while the USA declined by 0.3%.

During the first five months of 2005, the number of passengers increased 6.8%. Maximum take-off weight (MTOW) rose by 7.5%, flight movements showed a plus of 5.0% and cargo volume grew by 7.8%.

	May 2005	Change in %	January to April 2005	Change in %
Passengers:	1,420,167	+9.4	5,776,859	+6.8
Transfer passengers:	459,124	+3.1	1,926,632	+0.3
Maximum take-off weight (in tonnes):	578,739	+6.8	2,540,924	+7.5
Flight movements (arrival + departure):	20,539	+5.3	91,793	+5.0
Cargo in tonnes (air cargo and trucking):	18,799	+5.3	86,457	+7.8

For additional information contact: Hans Mayer (+43-1-) 7007-23000

12/05 .... M/MY .... 15. Juni 2005

Open for new horizons.


VIE
Vienna
International
Airport